INVEST IN **KEEPERS**

Keepers connects short term rental hosts to vetted housekeepers


Keepers

https://usekeepers.com Lafayette Louisiana

Marketplace | Female Founder | Consumer Goods | Mobile Apps | Real Estate

LEAD INVESTOR

Alexis Benoit

Keepers is the new age of short term rental cleaning! Innovative tech integration for house cleaning to help owners stay as hands off as they want. Having the short term rental calendar sync with tons of house cleaners who are ready to work on their own schedules is a win-win for all involved. It has been very successful with the issue of connecting qualified cleaners to short term rental owners. We have experienced the success first hand with our rental and have been very satisfied at the communication, support, service, web design and overall experience of using this business for our property. Definitely consider this company when investing. You don't want to miss the opportunity of this growing and successful startup.

Invested $10,000 this round

Highlights

1. We are resolving a major pain point with huge scalability
2. We have professional & gig economy housekeepers becoming their own boss increasing their earnings
3. Keepers is a free platform for hosts to use, simply add a property and integrate the calendar
4. Keeper eliminates the stress and hassle of housekeeping by providing full housekeeping management

Our Founder

Carleena Andrepont CEO

Carleena has spent the last 20+ years in senior executive roles in publicly traded companies overseeing billions of dollars in financial management and solving toughest operational challenges.

Pitch


Keepers
Put your vacation rental cleaning on autopilot
Carleena Andrepont | Founder & CEO
c.andrepont@usekeepers.com


The Problem
Reliability
Time
Trust
Money


• Last Minute Cancellations
• No Backup Housekeeper
• 2-4 Hours Finding a new Housekeeper
• Pricing and Payment Negotiations
• Is the housekeeper vetted
• No visible quality assurance
• No Pricing Consistency
• No automated payments


The Solution
Reliability
On-demand Housekeeping
Money
Automated Pricing
Trust
Fully Vetted Housekeepers
Time
Automated Scheduling
Keepers


The Solution for Housekeepers
You're the Boss
We Handle the Details
Verified Locations
We Handle the Billing


The Product
"Keepers is saving me hours each week. I no longer have to worry about housekeeping, and can do things i didn't have time for before"
-Keepers Host User
Our app is available for iPhone and Android users
We integrate with vacation rental calendars, such as AirBNB and VRBO
Reservations trigger a cleaning job and notify housekeepers to accept
Automated job notifications and job progress notifications
Keepers
Turnover Cleaning
Keepers


How It Works
Average cleaning cost $125
Average Fee 33.5%
Huge scalability and retention
Free for host to add properties
Add the property
Integrate vacation rental calendar, such as Airbnb
A job notification as soon as a reservation is made
Housekeepers Accept or Reject Job
Housekeeper cleans the property when the guest checks out


Market Size
TAM


$150B
SAM
$49 B
SOM
$10 B
Keepers
2M available short-term listing
1.4% Industry CAGR
The gig economy is being underutilized
The United States vacation rental industry is the most lucrative worldwide with a 10% YOY growth


Competitive Advantage
Keepers
Full Housekeeping Management
Complete Automation
Free Platform
We are the only fully automated housekeeping management platform, and the only platform not charging the host


Traction
Keepers
Properties
200
64
50
16
COST TO AQUIRE PER HOUSEKEEPER
$0.00
COST TO AQUIRE PER PROPERTY
$0.00
Launched In
Alaska December 2022
Louisiana January 2023
Utah March 2023
Onboarding began end of Dec 22' | Avg 4 new housekeepers a day


The Team
including 4 additional full-time team members
Founder & CEO
Carleena Andrepont | Financial Executive
Over 20 Years Experience in finance and executive roles, overseeing billions of dollars in public corporations
Strategic Advisor
Alex Lanclos| Software Developer
Experienced software developer, leading teams building successful startups
Strategic Advisor
Bryan Miller | COO
Proven leader navigating through venture-backed tech startups


The Ask
We are socializing our Seed round
$4.5M
~21 months of runway
~54 markets
~7K properties by end of 2024
~$32M revenue by end of 2024
Onboard production staff
Move out of MVP tech stack
Build out new platform features
Scale to 7K+ properties

Forward-looking financials are projections and not guaranteed.

keepers

Welcome to the Future of Housekeeping!

Google Play

1-866-341-5337 | info@usekeepers.com | www.usekeepers.com



142 reviews

Identity verified

4 Active Properties

"You are like angels swooping in to help me, I couldn't continue my business without you"

-Le Bom Appetite

Competition

	keepers	Turno	Angi	Care.com	turnify	Cleanster.com
Automated Pricing	✓	–	–	–	–	✓
On Demand	✓	–	–	–	–	–
Calendar Integration	✓	✓	–	–	✓	✓
Automated Job Progress Notifications	✓	–	–	–	–	–
Automated Backup Housekeeper	✓	–	–	–	–	–
Easy Tax Reporting	✓	–	–	–	–	✓
Integrated Payment	✓	✓	–	–	✓	–



Greater Reliability
keepers
turnify
TIDY
TurnoverBnB
More Time
Less Time
Angi
Thumbtack
Care.com
craigslist
Less Reliability

AllTheRooms.

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Resources > Blog | Airbnb Statistics: Airbnb Stats For Your Market [2022]

Airbnb & Vacation Rental Statistics [2022]

Airbnb General Statistics

Get Airbnb statistics for your market >

- Airbnb has 12.7 million listings as of December 2021, down from 14.1 million listings in 2020.
- There were on average 8,556,687 active listings (received a booking in the previous 365 days) on Airbnb in 2021.
- 356.9 million nights were booked on Airbnb during 2021. This is a increase from 2020, when a total of 251.1 million nights were booked
- Across all Airbnb listings, the average Airbnb occupancy rate globally in 2020 was 17.4% which was up from 11.5% in 2020.
- In 2021, Airbnb listings worldwide generated $48.9 billion in gross revenues (Revenues for Airbnb + Hosts), up 76.5% from 2020 when Airbnb listings generated $27.7 billion in gross revenues.
- While Airbnb fees vary by market, the average commission Airbnb charges on a booking was approximately 14% in 2021. Airbnb generated $8.9 billion in commissions in 2021 vs. $3.9 billion in commissions in 2020.
- The global Average Daily Rate (ADR) in 2021 across in all active listings was $137/night. In 2020 the average was $110/night.
- Airbnb's main competitors in the short-term rental space are Vrbo, Booking.com, and Tripadvisor Rentals

Read: Average Airbnb Occupancy Rates By City & Average Airbnb Prices By City



U.S. Vacation Rental Market
size, by accommodation type, 2020 - 2030 (USD Billion)
$12.3B
$15.1B
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Home
Apartments
Resort/Condominium
Others
GRAND VIEW RESEARCH
5.0%
U.S. Market CAGR, 2022 - 2030
Source: www.grandviewresearch.com

To learn more about this report, request a free sample copy

businesswire.com/news/home/20220414005128/en/United-States-Vacation-Rental-Market-Report-2022-Analysis-by-Accommodation-Type-Booking-Mo

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United States Vacation Rental Market Report 2022: Analysis by Accommodation Type & Booking Mode - Size & Trends with Impact Analysis of COVID-19 and Forecast up to 2026 - ResearchAndMarkets.com

April 14, 2022 08:19 AM Eastern Daylight Time

DUBLIN--(BUSINESS WIRE)--The "The US Vacation Rental Market: Analysis by Accommodation Type (Home, Resort/Condominium, Apartment, & Others), by Booking Mode (Online & Offline), Size & Trends with Impact Analysis of COVID-19 and Forecast up to 2026" report has been added to **ResearchAndMarkets.com's** offering.

"The US Vacation Rental Market: Analysis by Accommodation Type (Home, Resort/Condominium, Apartment, & Others), by Booking Mode (Online & Offline), Size & Trends with Impact Analysis of COVID-19 and Forecast up to 2026"

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The US Vacation rental market was valued at US$14.32 billion in 2021 and is expected to reach up to US$21.59 billion in 2026.

The vacation rental market describes a home, apartment, condo, villa or resort which gets rented by the property manager from time to time to local and/or international tourists. The popularity for vacation rentals has grown significantly over the years because of their benefits such as low cost, comfort, kids and pet-friendly accommodation. The US vacation rental is expected to grow at a CAGR of 8.49% over the forecasted period of 2022-2026.

Vacation rentals have become more and more popular. According to global travel market research company Phocuswright, the percentage of travellers who stayed in a vacation rental more than tripled from 2011 to 2019, from 10% to 34%. This trend was accelerated by COVID-19, as many travellers preferred vacation rentals over hotels for safety reasons.

The US Vacation Rental Market Dynamics:

99firms.com/blog/vacation-rental-statistics/#gref

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Vrbo
A PLACE FOR TOGETHER
FIND YOURS

The vacation rental industry should grow at a CAGR of 7.29% between 2022 and 2026 and reach a market volume of $107.5 billion. Based on projections, the average revenue per user will amount to $116.40. The US will be the highest revenue contributor on a global level. Further, the number of users is set to reach 893.7 million by 2026, with a user penetration rate of 9.2% in 2022 and 11.3% by 2026.

Here are 12 facts and stats about the short-term rental market that many do not know:

1. **The global vacation rental market is skyrocketing.** New Airbnb hosts made over **$1.8 billion** in 2021 alone, which is 30 percent more than in 2019. And since March 2020, over 8,000 cities and towns worldwide have recorded their first-ever Airbnb guests.
2. **The typical Airbnb host in the United States makes over $1,000 per month.** According to Airbnb, new U.S. hosts made an average of $13,800 in 2021—about 85 percent more than new hosts in 2019.
3. **Florida and California are top markets for extended stays.** Digital nomads looking for long-term vacation rentals seem to be flocking to a few Californian and Floridian cities. Last year, Airbnb found that hosts in La Quinta, Indio, and Palm Springs, California, and Delray Beach and Marco Island, Florida, made the highest median earnings in the U.S.
4. **The vacation rental industry is expected to reach $18.63 billion this year in the U.S. alone**. According to Statista, market trends indicate a growth rate of about 2.4 percent, which means the U.S. vacation rental industry could top $20 billion by 2026.

Downloads

Keepers Executive Summary final (3).pdf